SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 17, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF Nº 76.535.764/0001 -43
Board of Trade NIRE 53 3 0000622 9

Brasil Telecom S.A. Clarifies CVM’s inquiry

In compliance with notice CVM/SEP/GEA-4/Nº 350/2006, issued by CVM – Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on July 17, 2006, reporting to the news disclosed on the same date by Jornal do Commercio, entitled “Brasil Telecom’s sale could occur in 6 months”, in which Mr. Wagner Pinheiro, CEO of PETROS - FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL, the possible sale of the Company by PETROS, Citibank and Pension Funds, as transcribed below:

[...] we are already dealing with the sale of Brasil Telecom, maintaining sale conversations, mainly with Telecom Italia. And I am optimist. Petros is a selling part with Citibank and other pension funds (by put agreement until the end of 2007) and we have the expectation that we will make a good operation in the next six months, but no values have been established yet.

Brasil Telecom S.A. (“Company”) clarifies that the Company does not take part in eventual negotiations between the shareholders of its controlling block. The Company informs that it has requested clarifications to PETROS, a shareholder in Brasil Telecom Participações’ controlling block, regarding the statements made in the abovementioned notice. As soon as such clarifications are received, the Company will complete this notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer